FORM U-3A-2


   Statement by Holding Company Claiming Exemption Under Rule U-3A-2 from the
          Provisions of the Public Utility Holding Company Act of 1935



                             ALPINE NATURAL GAS INC.
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hereby files with the Securities  Exchange  Commission,  pursuant to Rule 2, its statement  claiming  exemption as a holding  company from the  provisions of the
Public  Utility   Holding  Company  Act  of  1935,  and  submits  the  following information:
         1.       Claimant Name:            Alpine Natural Gas Inc.
                  State of Org.:            California
                  Location:                 15 St. Andrews, Valley Springs, California  95252
                  Nature of Business:       Managing Member and holding company for Alpine Natural
                                            Gas Operating Company No. 1, LLC, a limited liability
                                            company formed to construct and operate a small natural gas distribution system in the County of Calaveras, California

                  Subsidiary Name:          Alpine Natural Gas Operating Company No. 1, LLC
                  State of Org.:            California
                  Location:                 15 St. Andrews, Valley Springs, California  95252
                  Nature of Business:       To construct and operate a small natural gas distribution
                                            system in the County of Calaveras, California

         2.       NONE:  Neither Alpine Natural Gas Inc. nor its subsidiary Alpine Natural Gas
                  Operating Company No. 1, LLC currently own, use, or operate property for the production, transmission, and distribution of natural gas, as Alpine Natural Gas
                  Operating Company No. 1, LLC's proposed natural gas distribution system is not yet built.

         3.       NONE:  Alpine Natural Gas Operating Company No. 1, LLC's proposed natural gas distribution system is not yet built.


         4.       NONE:  Alpine Natural Gas Inc. does not hold any interest, directly or indirectly, in an EWG or foreign utility company
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The  above-named  claimant has caused this  statement to be duly executed on its behalf by its authorized officer on this 4th day of May, 1999.

                                                         Alpine Natural Gas Inc.


                                                By:      Dan Samuel, President

Attest:

         Dan Samuel /s/


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Name, title and address of officer to whom notices and correspondence concerning this statement should be addressed:

Andrew  J. Skaff, Esq., Attorney for Alpine Natural Gas Inc.
CROSBY HEAFEY ROACH & MAY
Professional Corporation
1999 Harrison Street
Oakland, CA  94612

                                    EXHIBIT A
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A Consolidating  Statement of Income and Surplus,  together with a consolidating balance sheet of Alpine Natural Gas Inc. and its subsidiary,  Alpine Natural Gas
Operating Company No. 1, LLC for the 1998 calendar year:
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Alpine Natural Gas Inc.'s
Consolidating Statement of Income:
         REVENUE                                                                        0
                                                                                        -
         GENERAL & ADMINISTRATIVE
         STATE INCOME TAXES                                                             800
                                                                                        ---

         TOTAL GENERAL & ADMINISTRATIVE                                                 800
                                                                                        ---

         INCOME FROM OPERATIONS                                                         (800)
                                                                                        -----
         OTHER INCOME AND (EXPENSE)
         NON-DEDUCTIBLE PENALTIES                                                       (234)
                                                                                        -----

         TOTAL OTHER INCOME AND (EXPENSE)                                               (234)
                                                                                        -----

         NET INCOME                                                                    $(1,034)
                                                                                        =======
Alpine Natural Gas Inc.'s
Consolidating Statement of Surplus:

         STOCKHOLDER'S EQUITY
                  COMMON STOCK                                                          156,382
                  STOCK WARRANTS                                                        100,000
                  RETAINED EARNINGS                                                     (2,796)
                                                                                        -------

         TOTAL STOCKHOLDER'S EQUITY                                                     253,586
                                                                                        =======
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Alpine Natural Gas Inc.'s
Consolidating Balance Sheet:

         ASSETS

                  CURRENT ASSETS

                                        2
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

                           CASH ON HAND & IN BANKS                                     (1,005)
                           ACCOUNTS RECEIVABLE-SHHOLDERS                                2,382
                           DEPOSITS                                                     625
                                                                                        ---

                           TOTAL CURRENT ASSETS                                         2,002
                                                                                        -----
                  FIXED ASSETS
                           FURNITURE & FIXTURES                                         2,613
                                                                                        -----

                           TOTAL FIXED ASSETS                                           2,613
                                                                                        -----
                  OTHER ASSETS
                           ORGANIZATIONAL COSTS                                         58,836
                           START-UP COSTS                                               251,654
                                                                                        -------
                           TOTAL OTHER ASSETS                                           310,490
                                                                                        -------
                  TOTAL ASSETS                                                         $315,105
                                                                                        =======
         LIABILITIES AND EQUITY

                  CURRENT LIABILITIES
                           ACCOUNTS PAYABLE                                             33,708
                           STATE TAXES PAYABLE                                          1,202
                           PAYROLL TAXES PAYABLE                                        6,097
                           ACCRUED INSURANCE                                            (15)
                           ACCRUED WAGES                                                8,000
                                                                                        ------

                           TOTAL CURRENT LIABILITIES                                    48,992
                                                                                        ------

                  LONG TERM LIABILITIES

                           NOTE PAYABLE - OFFICER                                       3,025
                           NOTE PAYABLE - SAMUEL CONST.                                 9,502
                                                                                        -----

                           TOTAL LONG TERM LIABILITIES                                  12,527
                                                                                        ------
                  STOCKHOLDER'S EQUITY
                           COMMON STOCK                                                 156,382
                           STOCK WARRANTS                                               100,000
                           RETAINED EARNINGS                                           (2,796)
                                                                                        -------

                           TOTAL STOCKHOLDER'S EQUITY                                   253,586
                                                                                        -------
                  TOTAL LIABILITIES AND EQUITY                                         $315,105
                                                                                        =======





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                                    EXHIBIT B
                             Financial Data Schedule

1.       Total Assets:                       $315,105

2.       Total Operating Revenues:           $0

3.       Net Income:                         $(1,034)


                                    EXHIBIT C

An organizational chart showing the relationship of each EWG or foreign utility company to associate companies in the holding-company system:

NOT APPLICABLE


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